Filed pursuant to Rule 424(b)(5)
Registration No. 333-279871

Prospectus Supplement
(To the Prospectus Supplement dated August 16, 2024 and Prospectus dated August 16, 2024)

NeuroOne Medical Technologies Corporation

Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement dated August 16, 2024 (the “Original Supplement”), to the prospectus dated August 16, 2024 (the “Base Prospectus” and, together with the Original Supplement, the “Original Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $4.7 million from time to time through JonesTrading Institutional Services LLC, or Jones, as sales agent, in “at the market offerings” (as defined in Rule 415 promulgated under the Securities Act of 1933, as amended) pursuant to a Capital on Demand™ Sales Agreement (the “Sales Agreement”), dated December 21, 2022, that we entered into with Jones.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “NMTC.” On April 2, 2025, the last reported sale price of our common stock on Nasdaq was $0.86 per share.

The aggregate market value of our outstanding common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $36.6 million, which was calculated based on 30,019,018 shares of our outstanding common stock that were held by non-affiliates and a price of $1.22 per share, which was the price at which our common stock was last sold on the Nasdaq Capital Market on January 29, 2025. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $2,413,995 of securities pursuant to General Instruction I.B.6 of Form S-3.

Under the Original Supplement, we initially registered up to $4.7 million of our common stock, $0.001 par value per share, for offer and sale pursuant to the Sales Agreement. As of the date hereof, we have sold $414,037.49 pursuant to the Original Supplement.

We are filing this Prospectus Supplement to amend the Original Prospectus to reduce the amount of shares registered under the Original Prospectus to $0.00. As a result, we may not make any sales of our common stock pursuant to the Sales Agreement unless and until a new prospectus supplement is filed with the Securities and Exchange Commission; however the Sales Agreement remains in full force and effect.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated April 3, 2025